UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. S. Standish Company, c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867 (603) 330-5850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. S. Standish Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,616,644
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,616,644
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 749
	8	SHARED VOTING POWER 1,616,644
	9	SOLE DISPOSITIVE POWER 749
	10	SHARED DISPOSITIVE POWER 1,616,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,617,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine L. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,430
	8	SHARED VOTING POWER 1,616,644
	9	SOLE DISPOSITIVE POWER 7,430
	10	SHARED DISPOSITIVE POWER 1,616,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standish Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,447,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,447,527

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D/A

This Amendment No. 15 amends and supplements the statement on Schedule 13D/A filed with the Securities and Exchange Commission (“SEC”) on June 4, 2019 (as amended to date, the “statement”).

This statement is filed by J. S. Standish Company, Christine L. Standish, John C. Standish and Standish Family Holdings, LLC, each referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

It has been more than two years since the Reporting Persons completed a sale of a portion of their holdings in the Company to address diversification and estate planning objectives. The purpose of this Amendment No. 15 is to update the statement made at the time of such sale with respect to the intent of the Reporting Persons to remain long-term investors in the Company. Although the Reporting Persons continue to have confidence in management and its strategy, the Reporting Persons expect to make additional sales of shares in the Company to continue to achieve diversification and estate planning objectives for the next generation of the Standish family, taking into consideration potential upcoming increases to the capital gains tax rate. There can be no assurance as to the timing or nature of such sales or if such sales may occur.

This Amendment No. 15 amends Items 1, 3, 4 and 5.

ITEM 1. Security and Issuer.

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (the Company”). The address of the principal executive office is 216 Airport Drive, Rochester, NH 03867.

ITEM 3. Source and Amount of Funds or Other Consideration.

All of the 1,616,644 shares of Class A Common Stock beneficially owned by J.S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock. 1,447,527 such shares are held by Standish Family Holdings, LLC as described below, and the remainder are held directly by J.S. Standish Company. Of the shares of Class B Common Stock held directly by J.S. Standish Company (a) 168,013 shares have been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J.S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange) or received as dividends on such shares, (b) 104 shares were acquired by purchase from a former employee of the Company in 2009, and (c) 1,000 shares were acquired by purchase from John C. Standish in August, 2012.

Of the 1,617,393 shares beneficially owned by John C. Standish, (i) 11 shares are owned by his wife (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares issuable to him upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 638 shares held by Mr. Standish (previously an employee of the Company) account in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 1,616,644 shares are the same 1,616,644 shares reported as owned by the J.S. Standish Company, and are described above.

Of the 1,624,074 shares beneficially owned by Christine L. Standish, (i) 6,966 shares owned directly were acquired pursuant to the Company’s Directors Annual Retainer Plan or as stock dividends on such shares, (ii) 100 shares issuable to her upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 364 shares held by Ms. Standish (previously an employee of the Company) or her husband in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 1,616,644 shares are the same 1,616,644 shares reported as owned by the J.S. Standish Company, and are described above.

All of the 1,447,527 shares reported as owned by Standish Family Holdings, LLC were acquired in 2015 from J. Spencer Standish or members of his family, or trusts created by and/or for the benefit of Mr. Standish or members of his family, in exchange for proportionate interests in Standish Family Holdings, LLC. Such shares had previously been held by such holders since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares.

Thomas R. Beecher, Jr., owns 100 shares of the Company’s Class A Common Stock, all of which were acquired either with his own funds, or from the Company as director retainer shares (Mr. Beecher previously served as a Director of the Company) or as stock dividends.

Lee C. Wortham owns 5,649 shares of the Company’s Class A Common Stock, all of which were acquired as director retainer shares or as stock dividends. Mr. Wortham serves as a director of the Company.

ITEM 4. Purpose of Transaction.

It has been more than 20 years since J. Spencer Standish stepped down from the role of chairman of the Company and more than four years since his passing. Although the Reporting Persons continue to have confidence in management and its strategy, the Reporting Persons expect to make additional sales of shares in the Company to continue to address the diversification and estate planning objectives for the next generation of the Standish family, taking into consideration potential upcoming increases to the capital gains tax rate.

ITEM 5. Interest in Securities of the Issuer.

(a) (a) (1) The J. S. Standish Company beneficially owns 1,616,644 shares of Class A Common Stock (5.0% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”). Of such shares, (a) 169,117 are held directly by J. S. Standish Company, and (b) the remaining 1,447,527 such shares are held by Standish Family Holdings, LLC. The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by Standish Family Holdings, LLC.

(2) John C. Standish beneficially owns 1,617,393 shares of Class A Common Stock (5.0% of the Class A Common Stock outstanding) of which (i) 11 shares are owned by his spouse (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 638 shares are held by Mr. Standish (previously an employee of the Company) in his account in the Company’s 401(k) retirement savings and employee stock ownership plans, and (iv) the remaining 1,616,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J. S. Standish Company.

(3) Christine L. Standish beneficially owns 1,624,074 shares of Class A Common Stock (5.02% of the Class A Common Stock outstanding) of which (i) 6,966 shares are owned directly, (ii) 100 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 364 shares are held by Ms. Standish (previously an employee of the Company) or her husband, in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) the remaining 1,616,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J.S. Standish Company.

(4) Standish Family Holdings, LLC beneficially owns 1,447,527 shares of Class A Common Stock (4.7% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock. The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by Standish Family Holdings, LLC.

(5) Thomas R. Beecher, Jr., owns 100 shares of the Company’s Class A Common Stock.

(6) Lee C. Wortham owns 5,649 shares of the Company’s Class A Common Stock.

(b) Each of the persons named in clause (a) of this Item 5 has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) – (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2021	July 21, 2021
Date	Date

/s/ John C. Standish	/s/ Christine L. Standish
John C. Standish	Christine L. Standish

J. S. STANDISH COMPANY

Date: July 21, 2021

By	/s/ Christine L. Standish
Christine L. Standish
President

STANDISH FAMILY HOLDINGS, LLC

Date: July 21, 2021

By	/s/ Christine L. Standish
Christine L. Standish
President – J. S. Standish Co.
Manager